EXHIBIT 12.1
United Surgical Partners International, Inc.
Ratio of Earnings to Fixed Charges
(Unaudited)
(In Thousands)

							Pro Forma	Pro Forma
	Years Ended December 31,					Three Months Ended	Year Ended	Three Months Ended
	2006	2005	2004	2003	2002	March 31, 2007	December 31, 2006(b)	March 31, 2007(b)
Income before minority interests and income taxes	$117,310	$112,147	$80,816	$63,610	$41,408	$33,399	$69,203	$23,690
Adjustments to earnings from unconsolidated affiliates (a)	(7,013)	(9,271)	116	(1,451)	(1,531)	3,790	(8,362)	3,770
Adjustment for capitalized interest	(46)	(669)	(11)	(559)	(565)	41	(46)	41

	110,251	102,207	80,921	61,600	39,312	37,230	60,795	27,501

Fixed Charges:
Interest expensed and capitalized	34,516	29,643	26,743	24,556	23,596	8,444	94,750	23,257
Amortized discounts and capitalized expenses related to debt	912	775	1,771	1,814	1,374	174	2,621	640
Estimate of interest within rental expense	8,707	6,969	5,617	4,124	3,696	2,443	8,707	2,443

Total Fixed Charges	44,135	37,387	34,131	30,494	28,666	11,061	106,078	26,340

Total Earnings and Fixed Charges	$154,386	$139,594	$115,052	$92,094	$67,978	$48,291	$166,873	$53,841

Ratio	3.50	3.73	3.37	3.02	2.37	4.37	1.57	2.04

(a)	The ratio of earnings to fixed charges has been computed on a “total enterprise” basis, which requires the Company’s historically reported earnings and other amounts to be adjusted to include unconsolidated majority-owned subsidiaries and the consolidated group’s share of 50%-owned entities, as if all such entities were consolidated. In addition, the rules governing the computation of this ratio require the Company to include only distributed earnings of other unconsolidated affiliates, and to deduct the Company’s equity in the losses of unconsolidated affiliates only when their debt has been guaranteed by the Company, in which case fixed charges associated with the guaranteed debt are included in fixed charges.

(b)	The pro forma ratio of earnings to fixed charges for the year ended December 31, 2006 and the three months ended March 31, 2007, assumes the consummation of the Transactions on January 1, 2006 and January 1, 2007, respectively.